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                                                                   Exhibit 12.1

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                                                          YEAR ENDED MARCH 31,                    SIX MONTHS
                                                   ----------------------------------        ENDED SEPTEMBER 30,
                                                   1998    1999   2000    2001    2002               2002
                                                   ----    ----   ----    ----    ----               ----
(in $ Millions)
COMPUTATION OF EARNINGS :

Pretax income (loss) before adjustment for
minority interests in consolidated subsidiaries
and income or loss from equity investees            1874    1010   1590    -663   -1383              -179

Fixed Charges                                       194     199    420     449     322                133

Minority interest in pretax income (loss) of
subsidiaries that have not incurred fixed charges     0       0      0       0       2                  0

Total Earnings                                     2068    1209   2010    -214   -1059                -46

COMPUTATION OF FIXED CHARGES


Interest Expensed                                   147     154    352     370     249                100

Estimate of interest within rental expense           47      45     68      79      73                 33

Total Fixed Charges                                 194     199    420     449     322                133

RATIO OF EARNINGS TO FIXED CHARGES                10.66x   6.08x  4.79x  -0.48x  -3.29x             -0.34x

Deficiency of Earnings to Fixed Charges               -       -      -     663    1381                178
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